India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

May 16, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Edward Kelly
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1 Filed April 27, 2012 File No. 333-179902

Dear Mr. Kelly:

This is our response to the SEC Staff’s comments in its letter of May 9, 2012 to India Globalization Capital, Inc. (“IGC”) regarding the above-referenced filing.  In addition, we simultaneously have filed a Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1 originally filed on March 5, 2012, which preceded our Amendment No. 1 to the Registration Statement on Form S-1 filed on April 27, 2012 (collectively, the “Form S-1”), which reflects IGC’s changes in response to the Staff’s comments.  We thank you in advance for your consideration.  For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or our advisors, as the context may dictate.  All references to page numbers in this letter refer to the Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1.

General

1. You state that you are registering the issuance of 858,610 shares of common stock underlying warrants that were previously registered and issued in 2010.  Because those warrants were immediately exercisable, the common shares underlying those warrants were deemed to have been registered.  Similarly, the 2009 warrants appear to have been immediately exercisable upon issuance.  Therefore, we are unsure why you are now seeking to register the offer of those common shares.  Please see Question 103.04 of the Division’s Securities Act Sections Compliance and Disclosure Interpretations found on our website.

IGC Reply:

As previously discussed and reported elsewhere, IGC registered the 2009 Warrants and the underlying Common Stock on a Form S-3 registration statement, File No. 333-160993 originally filed on August 3, 2009 (the “Form S-3”) and the 2010 Warrants and the underlying Common Stock on Form S-1 registration statement, File No. 333-163867 originally filed on December 18, 2009 (the “2009 Form S-1”).  IGC is determined to rely on Rule 429 of Regulation C such that the prospectus included in this registration statement will serve as a combined prospectus for sales of both the shares being registered under this registration statement and the shares that were previously registered under the Form S-3 and the 2009 Form S-1.  Nevertheless, although the 2009 Warrants and the 2010 Warrants bear an exercise price that is higher than the market price of the underlying Common Stock, IGC seeks to register the underlying Common Stock on this registration statement in the event that the market price of the Common Stock increases or IGC seeks to reduce the exercise price of the warrants unilaterally.  In addition, IGC has revised the disclosure in response to the Staff’s comment.  See page 61.

2. It appears from the original prospectus that the IPO warrants expired five years from the date of registration statement 333-124942, which was 2011.  We note the disclosure on page 8 of this prospectus.  Please advise.

IGC Reply:  IGC has revised the disclosure in response to the Staff’s comment.  See page 8.

Table of Contents

3. Please include the selling shareholder section in the table of contents.

IGC Reply:  IGC has revised the disclosure in response to the Staff’s comment.  See the Table of Contents.

Selling Shareholders, page 25; Security Ownership of Certain Beneficial Owners and Management, page 57

4. We note the revised disclosure in footnote (6) to the table on page 26 in response to prior comment 8 that Mr. Dayong Chang’s ownership was effectively reduced to 2,000,000 shares and the revised disclosure in footnote (6) to the table on page 58 in response to prior comment 8 that Mr. Danny Qing Chang’s ownership was effectively reduced to 2,000,000 shares.  We assume that footnote (6) to the table on page 26 should refer to Mr. Danny Chang rather than Mr. Dayong Chang.  Please revise or advise.

IGC Reply: IGC has revised the disclosure in response to the Staff’s comment.  See Footnote (6) on page 26.

5. Please clarify that you are not attempting to register the resale of shares to be issued to the selling shareholders as a contingent payment.

IGC Reply: IGC is not attempting to register the resale of shares to be issued to the selling shareholders as a contingent payment. IGC has revised the disclosure in response to the Staff’s comment.  See page 26.

Recent Sales of Unregistered Securities, page II-5

6. For the 4,377,702 shares of common stock issued to pay off a loan on April 6, 2012, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed.  Further, state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

IGC Reply:  IGC has revised the disclosure in response to the Staff’s comment.  See page 34 and page II-6.

Exhibit 5.1

7. We note the statement “The opinions expressed in this letter are solely for the use of the addressee of this letter, and any other person may not rely on these opinions without our prior written approval.”  Since investors are entitled to rely upon the opinions, please delete the statement.  For guidance you may wish to refer to Section B.3.d. of our October 14, 2011 Staff legal Bulletin No. 19 (CF), which is available on the Commission’s website athttp://www.sec.gov.

IGC Reply:  IGC has attached a revised legal opinion from special counsel in response to the Staff’s comment.  See Exhibit 5.1.

Very truly yours,

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

cc:  Mr. Craig E. Slivka, SEC
       Debbie A. Klis, Esq.
      Scott M. Museles, Esq.